Mail Stop 3561

December 13, 2005

Mr. ShaoJian Wang
Chief Financial Officer
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

> **Re**: **PacificNet Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 19, 2005**
>
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **File No. 000-24985**

Dear Mr. Wang:

We have reviewed your supplemental response letter dated October 7, 2005 as well as your filings and have the following comments. As noted in our comment letter dated September 9, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 1. Description of Business, page 1

Consolidation of Variable Interest Entities, page 5

1. Refer to your response to comment 1 and explain to us in more detail the nature of Dianxun-DE and Sunroom-DE and your relationship with them. Please tell us whether you consider these entities to be variable interest entities as defined by FIN 46 (R), and if so, tell us how you considered FIN 46 (R) in accounting for them. Otherwise, tell us why you do not believe these entities are variable interest entities and explain to us in detail how you do account for them under US GAAP. In addition, please clarify your statements in your response letter where you indicate

both that you are entitled to share in *51%* of the net income of the DE's and that you are entitled to receive service fees equal to substantially *all* of the net income of the DE's.

Report of Independent Registered Public Accounting Firm, page 28

2. Please be advised that we are still evaluating your response to comment 3.

Note 13 – Consolidated Statements of Cash Flows, page 32

3. We note your response to comment 7; however, it is unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operating activities. It is our belief that this increase in minority interest does not affect either your cash balance or net income and therefore should not be given any treatment on the statements of cash flows. Please revise your cash flow statements within your 10-KSB for the year ended December 31, 2004 and 10-QSB's for the quarters ending March 31, 2005 and June 30, 2005 to appropriately remove the minority interest adjustment to net income resulting from new acquisitions during the period. In addition, tell us in your response letter what other cash flow statement line item(s) you will adjust so that cash flow statements balance. Otherwise, please advise.

Nature of Operations and Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

4. Please refer to your response to comment 8 and provide us with the following additional clarification of your revenue recognition policies:
    *   In your response to comment 8.1, you discuss installation services, modification and customization work, and product sales. Please explain to us in detail the nature of each of these components and how they relate to each other in the sales arrangement, and clarify for us your revenue recognition policy for each. If you recognize revenue separately for each, please explain to us your basis for doing so. Explain to us in detail your consideration of SOP 97-2 in accounting for these arrangements.
    *   Refer to your response to comment 8.4 and explain to us in greater detail the nature of Linkhead's software sales and system integration projects. Tell us whether these components are provided as part of the same arrangement, and if so, whether you recognize the revenue separately for each component. Explain to us in detail your US GAAP basis for your revenue recognition policy. In addition, clarify for us your statement in your response to comment 8.4, "delivery has occurred since customer is satisfied after the test".

- Refer to your response to comment 8.5 and explain to us in more detail the nature of all of the products and services provided by PacSo, and whether these products and services are sold as part of the same sale arrangements. Tell us which specific GAAP guidance you follow for each of your sales arrangements (i.e. SOP 97-2 or EITF 00-21) and explain to us in detail how your accounting complies with that guidance.
- We note your response to comment 8.6; however it is not clear to us why you believe it is appropriate to recognize revenue on a net basis rather than a gross basis. For each of your prepaid products, tell us who your suppliers and customers are and explain to us in detail the arrangements that you have with those suppliers and customers. In addition, tell us the amount of revenue that you recognized on a net basis for each of these prepaid products. To the extent possible, reconcile the total amount of revenue recognized on a net basis from your prepaid products to the total revenue recognized from your Communications Distribution Business segment.

Foreign Currency Translation, page 34

5. We note your response to comment 10; however, it is unclear to us why you consider the functional currency of your subsidiaries based in mainland China to be the Hong Dollar (HKD) rather than the Renminbi (RMB). In this regard, we note your statement, "each subsidiary's revenues and associated operating costs are largely local denominated." We also note that while the exchange rates between the US dollar, the HKD and the RMB remained consistent during 2003 and 2004, there is no guarantee that these exchange rates will remain consistent in the future. Please confirm for us that you will use the RMB as the functional currency for your mainland China based subsidiaries in future periods. Otherwise, explain to us in greater detail while you still believe it is appropriate to use the HKD as the functional currency for your mainland China based subsidiaries, including your consideration of the factors listed in Appendix A of SFAS 52 in making this determination. In addition, please tell us what the foreign currency translation adjustment would have been in the 2nd quarter 2005 had you used the RMB as your functional currency for your mainland China based subsidiaries.

2. Business Acquisitions, page 39

6. We note your response to comment 13.3 in which you state, "The S&P agreements stipulate warrants or bonus shares for achieving profit exceeding the guaranteed profit". However, on pages 41-42 of your filing, you indicate that you issued the warrants to the acquired company (i.e. Yueshan and Smartime) on the respective acquisition date. Given that you actually issued the warrants on the acquisition date, please explain to us why you did not include the fair value of the warrants as part of the purchase price. Explain to us in more detail the nature of these warrants,

including whether the achievement of the stipulated profit levels affects the terms of the warrants.

Form 10-QSB for the quarter ended June 30, 2005

Consolidated Balance Sheets, page 2

7. We note your response to comment 12; however, we disagree with your assessment that the increase in loans receivable should be included as part of cash flows from operating activities. Please refer to paragraph 21 of SFAS 95 which states, "Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income." Please revise your statement of cash flows to present these loans as a cash outflow from investing activities, or explain to us in more detail why you still believe it is appropriate to classify them as part of operating activities.

Consolidated Statements of Cash Flows, page 4

8. We refer to your response to comment 19 where you state, "The amounts presented in the consolidated statements of cash flow reflect that shares were issued to sellers to finance the acquisitions." We do not understand how the issuance of shares affects your cash balance. Please revise or advise us in detail.

3. Business Acquisitions, page 7

9. In order to help us better understand your acquisition of Guangzhou 3G Information Technology Co. Ltd. (Guangzhou3G-WOFE), please answer the following additional questions for us:
    *   Explain to us what your relationship with 3G-BVI, Asiafame International Limited, Stargain International Limited and Trilogic Investments Limited prior to the purchase of the Guangzhou3G-WOFE shares. In addition, tell us who currently holds the other 49% equity interest in Guangzhou3G-WOFE.
    *   Given that Guangzhou3G-WOFE was not formed prior to the acquisition, as you indicate in your response to comment 20.6, tell us why you paid $5,365,000 for this entity. In your response letter, provide us with the condensed balance sheet of Guangzhou3G-WOFE at the acquisition date, which you also agreed to include in your amended filing.
    *   Further, given that Guangzhou3G-WOFE was not formed prior to the acquisition, explain to us why the press release included with your 8-K filed on April 5, 2005 states that Guangzhou3G is one of the largest value added telecom and information services providers in China.

- Explain to us what your relationship was with Sunroom-DE prior to the acquisition and what Guangzhou3G-WOFE's relationship is with Sunroom-DE currently.
- Explain to us how you accounted for this transaction and tell us what specific accounting guidance you followed.

Form 10-QSB for the quarter ended September 30, 2005

10. To the extent applicable, please revise your 10-QSB for the quarter ended September 30, 2005 to comply with the comments above.

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director